

Mail Stop 3561

January 23, 2017

Mike Kakogiannakis
Chief Operating Officer
Dubuc Motors Inc.
1370 Willow Road
Menlo Park, CA 94025

> **Re:** **Dubuc Motors Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed January 6, 2017**
> **File No. 024-10632**

Dear Mr. Kakogiannakis:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2016 letter.

General

1. Your soliciting materials on StartEngine.com state that you "foresee a yearly production of 1500 units." Please tell us how this is consistent with your statement on page 19 of the offering circular that assuming you "are successful in raising the full amount in this offering [you] expect [y]our production capacity to be around ten (10) to a maximum of one hundred (100) vehicles in [y]our first year of production."

2. We note your response to our prior comment 1. Please confirm that if you choose to satisfy Rule 255(b)(4) with a hyperlink to a specific version of the Preliminary Offering

Circular, it will be to the most recent version of the Preliminary Offering Circular. We note that the hyperlink you are using leads directly to the Preliminary Offering Circular dated November 4, 2016.

Plan of Distribution, page 19

Subscription, page 11

3. We note your response to our prior comment 5. Please describe the procedures that will be provided to prospective investors via email who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering.

Exhibit 4

4. We note your response to our prior comment 14 and reissue in part. Please revise the last sentence in section 2.06 in light of the fact that the offering circular contains numerous statements by the company about its business, prospects, and financial condition.

You may contact Amy Geddes at (202) 551- 3304 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Alixe Cormick
         Venture Law Corporation